

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

Via E-mail
Ernest Remo
Chief Executive Officer
Integrated Energy Solutions, Inc.
480 Forest Avenue, Suite 1
Locust Valley, New York 11560

Re: Integrated Energy Solutions, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 10, 2014
File No. 333-155059

Dear Mr. Remo:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in your periodic report on Form 10-K filed April 25, 2014 that you have securities registered under Section 12(g) of the Securities Exchange Act 1934; however, you do not appear to have filed a Securities Exchange Act registration statement. Please advise how you determined you have securities so registered or are otherwise required to be registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Brigitte Lippmann, Senior Counsel, at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Scott E. Linsky, Esq.
        Lucosky Brookman LLP